NOTICE OF FEE WAIVER

THIS NOTICE OF FEE WAIVER is provided as of May 15, 2005, to the ECLIPSE FUNDS, a Massachusetts business trust (the “Trust”), on behalf of its series listed on Schedule A (each a “Fund”), by NEW YORK LIFE INVESTMENT MANAGEMENT LLC, a Delaware limited liability company (the “Manager”).

WHEREAS, the Manager has entered into a Management Agreement with the Trust (the “Management Agreement”), pursuant to which the Manager is compensated based on the average net assets of the Fund and such compensation is paid by the Fund (“Management Fees”);

WHEREAS, the Manager believes that it is appropriate and in the best interests of the Manager, the Fund, and Fund shareholders to reduce the Management Fees of the Fund; and

WHEREAS, the Manager understands and intends that the Fund will rely on this Notice in preparing amendments to a registration statement on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Fund to do so;

NOW, THEREFORE, the hereby provides notice as follows:

1.	Fee Waiver by the Manager. The Manager agrees to waive a portion of its Management Fees to the levels listed on Schedule A.

2.
Duration and Termination. The Manager’s undertaking to waive fees may be modified or terminated only with the approval of the Board of Trustees; provided, however, no such modification will be made in a manner inconsistent with the terms of the current prospectus.

IN WITNESS WHEREOF, the Manager has signed this Notice as of the date first-above written.

NEW YORK LIFE INVESTMENT MANAGEMENT, LLC

By: /s/ Gary Wendlandt______________
Gary E. Wendlandt
Chairman and Chief Executive Officer

SCHEDULE A

Management Fee Waiver

MainStay Balanced Fund

The Manager has agreed to a fee waiver of 0.02% on assets in excess of $1 billion such that the management fee shall be:

0.75% on assets to $1 billion; and
0.73% on the remainder of assets.